UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

RESULTS
(BRGAAP)

4TH QUARTER 2019

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1. **KEY MESSAGES**
2. **SANTANDER GROUP** RESULTS
3. **MACROECONOMIC** SCENARIO
4. **4Q19 RESULTS** HIGHLIGHTS
5. **FINAL REMARKS**

AGENDA

1 **KEY MESSAGES**

2 **SANTANDER GROUP** RESULTS

3 **MACROECONOMIC** SCENARIO

4 **4Q19 RESULTS** HIGHLIGHTS

5 **FINAL REMARKS**

OUR **CONTINUOUS GROWTH STORY**, WITH

RECORD-SETTING RESULTS

AND **HIGH PROFITABILITY LEVEL**

2019 x 2018

LOAN MARKET SHARE[1]	10%	+75bps
REVENUES	+7%	
EFFICIENCY	<40%	

NET PROFIT	ROE
R$14.6BI	21.3%
+17%	+146bps

[1] BACEN, November/19

GREATER VALUE TO SHAREHOLDERS

OUR SHAREHOLDERS
OUR PEOPLE
OUR CUSTOMERS
OUR COMMUNITIES

MARKET CAPITALIZATION R$ 185Bi[1]

STOCK PERFORMANCE

+21% YoY[2]
SANB11
vs.
+16% YoY[2]
Peers

In **2019** we declared

R$ 10.8Bi
dividends[3]

5.9%
dividend yield in 2019

[1] December 30th, 2019. [2] Stock performance from December 28th, 2018 to December 30th, 2019. [3] In 2019, we declared R$ 4.0 billion in Interest on Capital ("IoC") and R$ 6.8 billion in dividends. In 4Q19, we declared R$ 1.0 billion in IoC and R$ 6.8 billion in dividends, which will be paid starting from February 21st, 2020

Santander

STRENGTHENING OUR CULTURE & SUPPORTING OUR PEOPLE

92%
ENGAGED EMPLOYEES

75%
TRAINING PERFORMED BY INTERNAL MULTIPLIERS

Guia EXAME 2019 Diversidade ETHOS
PROMOTING **INNOVATION**

GREAT PLACE TO WORK®
4TH CONSECUTIVE YEAR AMONG THE BEST COMPANIES TO WORK FOR

OUR SHAREHOLDERS
OUR PEOPLE
OUR CUSTOMERS
OUR COMMUNITIES

CUSTOMER BASE GROWTH WITH FOCUS ON **SERVICE QUALITY**

Customers (MM)

ACTIVE	LOYAL	DIGITAL
26.3	5.7	13.5
+9% YoY	+10% YoY	+18% YoY

NPS
High levels

56 points

WE HAVE A POSITIVE IMPACT ON THE COMMUNITIES WHERE WE OPERATE

OUR SHAREHOLDERS | OUR PEOPLE | OUR CUSTOMERS | OUR COMMUNITIES

Financial Education

Amigo de Valor

Volunteering/ Blood Donation

Santander Universidades

TOP-RANKED BANK AMONG COMPANIES THAT **CHANGE THE WORLD**[1]

THE MOST SUSTAINABLE BANK IN BRAZIL

Environmental Management > Use of **renewable energy**

Prospera Santander Microcredit > **+510k** customers

Social and environmental businesses > **R$ 15.9Bi** enabled[2]

[1] Fortune Magazine. [2] Considering disbursements for renewable energy projects, sustainable agribusiness, Prospera Santander Microcredit Program, Student Loans (medical school), Project Finance (renewable energy), other social and environmental businesses, as well as participation in structuring and advisory of Green Bonds

COLLATERAL-BACKED LOANS

YoY

- **Payroll loans** — Digital channel offering — **+26%**
- **Consumer Finance** — Leadership in vehicles — **+16%**
- **Mortgage** — Only 90% LTV offer — **+15%**

FUNDING

- **Agribusiness** — LCA market share[1] — **9.6%**

FOCUS ON

RECURRING RESULTS

TO FACE A NEW CYCLE

ECOSYSTEM OPTIMIZATION

- **Cross-sell**
  20k accounts/month Consumer Finance and Olé Payroll Loans
- **New ventures**
  - Ben
  - Pi
  - emDia
  - Sim
  - Santander Auto

WHOLESALE

- 1st position:
  - M&A
  - Project Finance
  - FX

[1] Source CETIP/ B3. December, 19

PLATFORM EVOLUTION TO

DELIVER GREATER PRODUCTIVITY

PROCESSES IMPROVEMENT

TECHNOLOGY

PEOPLE

2019x2018

FASTER
Private bank customer account opening

-66%
lead time

MORE BUSINESSES
Private securities transactions

+50%
volume

BETTER
Individual customer account opening

-94%
rework

MORE EFFICIENT
Credit card billing

-22%
paperless

OUR COMMITMENT

~38%

EFFICIENCY RATIO IN 2022

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 MACROECONOMIC SCENARIO

4 4Q19 RESULTS HIGHLIGHTS

5 FINAL REMARKS

WELL-DIVERSIFIED

RESULTS

Brazil

contributed to

28%

2019 results


28%
15%
SCF
13%
11%
7%
9%
6%
5%
3%


16%
North America
37%
South America[1]
47%
Europe

Underlying Attributable profit
(EUR million)


+3%
7,998
8,252
2018
2019

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Stable

(*) Excluding Corporate Center and Santander Global Plataform; [1] Includes 3% regarding other Latam

AGENDA

1 **KEY MESSAGES**

2 **SANTANDER GROUP** RESULTS

3 **MACROECONOMIC** SCENARIO

4 **4Q19 RESULTS** HIGHLIGHTS

5 **FINAL REMARKS**

MACROECONOMIC
SCENARIO

GRADUAL RECOVERY
IN ECONOMIC ACTIVITY



GDP | *Real annual growth (%)*
1.3
1.3
1.2
2.3
2017
2018
2019 (e)
2020 (e)
Interest rate | *SELIC (%)*
7.0
6.5
4.5
4.0
2017
2018
2019
2020 (e)
Inflation | *IPCA (%)*
2.9
3.7
4.3
3.4
2017
2018
2019
2020 (e)
Exchange rate | *(R$/US$)*
3.31
3.87
4.03
4.00
2017
2018
2019
2020 (e)

Santander

Sources: Brazilian Central Bank, IBGE and Santander Brasil Estimates (01/10/2020)

AGENDA

1. KEY MESSAGES
2. SANTANDER GROUP RESULTS
3. MACROECONOMIC SCENARIO
4. **4Q19 RESULTS HIGHLIGHTS**
5. FINAL REMARKS

SUSTAINABLE GROWTH WITH **PROFITABILITY**

Net Profit: R$ 14.6 billion (+17%YoY)


(R$ million)
9%
1%
17%
3,405
3,485
3,635
3,705
3,726
12,398
14,550
4Q18
1Q19
2Q19
3Q19
4Q19
2018
2019

Profitability sustained by:

- Customer base has grown for 55 consecutive months
- Steady loan portfolio growth
- Resilient risk model
- Costs under control, with focus on productivity

Santander

P&L

(R$ million)

	2019	2018	12M	4Q19	3Q19	3M
Net Interest Income	46,695	43,904	6.4%	12,241	11,696	4.7%
Fees	18,684	17,285	8.1%	4,803	4,730	1.5%
Total Revenues	**65,379**	**61,189**	**6.8%**	**17,044**	**16,426**	**3.8%**
Allowance for Loan Losses	(10,861)	(10,860)	0.0%	(2,619)	(2,820)	-7.1%
General Expenses	(21,238)	(20,232)	5.0%	(5,678)	(5,258)	8.0%
Others	(12,004)	(11,127)	7.9%	(3,132)	(3,033)	3.3%
Profit Before Taxes	**21,276**	**18,970**	**12.2%**	**5,615**	**5,315**	**5.7%**
Taxes and Minority Interest	(6,726)	(6,572)	2.3%	(1,890)	(1,610)	17.3%
Net Income	**14,550**	**12,398**	**17.4%**	**3,726**	**3,705**	**0.6%**

RESULTS

NII

LOAN AND FUNDING ARE THE HIGHLIGHTS OF THE YEAR

Net Interest Income Breakdown *(R$million)*


11%
5%
6%
11,061
11,010
11,748
11,696
12,241
43,904
46,695
2,817
2,745
3,068
2,806
3,346
11,930
11,966
995
951
989
1,054
1,082
3,657
4,075
7,248
7,314
7.692
7,836
7,813
28,317
30,654
4Q18
1Q19
2Q19
3Q19
4Q19
2018
2019
Credit
Funding
Other

Interest income *(Ratios %)*


Loan
9.7%
9.9%
10.0%
9.8%
9.3%
Funding
1.4%
1.3%
1.3%
1.3%
1.4%
4Q18
1Q19
2Q19
3Q19
4Q19

Selic Interest Rate Target | *Average*

4Q18	1Q19	2Q19	3Q19	4Q19
6.5%	6.5%	6.5%	5.8%	4.8%

LOAN PORTFOLIO

GROWS 15% IN THE YEAR, WITH POSITIVE PERFORMANCE ACROSS ALL SEGMENTS

Loan portfolio *(R$ billion)*


15%
6%
305.3
310.7
317.6
331.6
352.0
43.4%
44.0%
44.6%
44.6%
44.1%
16.4%
16.5%
16.7%
16.6%
16.5%
11.7%
11.5%
11.7%
11.7%
11.7%
28.5%
28.0%
27.0%
27.1%
27.6%
Dec/18
Mar/19
Jun/19
Sep/19
Dec/19
Individuals
Consumer Finance
SMEs
Corporate

(R$ million)

	Dec/19	Dec/18	12M	3M
Individuals	155,338	132,565	17.2%	5.0%
Consumer Finance	58,231	50,066	16.3%	5.6%
SMEs	41,262	35,770	15.4%	6.7%
Corporate	97,197	86,858	11.9%	8.1%
Total	**352,028**	**305,260**	**15.3%**	**6.2%**
Other transactions[1]	80,521	81,476	-1.2%	4.5%
Expanded portfolio	**432,549**	**386,736**	**11.8%**	**5.8%**

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets, as well as sureties and guarantees

Santander

FUNDING

SHOWS CONTINUED IMPROVEMENT

Funding from Customers *(R$ billion)*


6%
3%
332.3
336.1
351.5
342.8
353.7
Dec/18
Mar/19
Jun/19
Sep/19
Dec/19

(R$ million)

	Dec/19	Dec/18	12M	3M
Demand deposits	29,108	18,832	54.6%	31.2%
Savings deposits	49,040	46,068	6.5%	3.6%
Time deposits + debentures [1]	240,980	230,464	4.6%	2.3%
Treasury notes (letras financeiras) [2]	34,527	36,889	-6.4%	-8.3%
Funding from customers - on balance	**353,654**	**332,254**	**6.4%**	**3.2%**
(-) Reserve requirement	(69,663)	(70,103)	-0.6%	-2.3%
Others	73,771	70,123	5.2%	-11.6%
Total Funding - balance	**357,761**	**332,274**	**7.7%**	**0.8%**
Assets under management	357,940	295,916	21.0%	4.8%
Total Funding + AUM	**715,701**	**628,190**	**13.9%**	**2.8%**

[1] Including Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA) and Secured Real Estate Notes (LIG). [2] Including Structured Transaction Certificates (COE)

Santander

FEES

CLIMB 8% IN THE YEAR, DRIVEN BY THE CUSTOMER BASE AND TRANSACTIONALITY

Fees *(R$ million)*


1%
2%
8%
4,736
4,529
4,623
4.730
4,803
17,285
18,684
4Q18
1Q19
2Q19
3Q19
4Q19
2018
2019

(R$ million)

	2019	2018	12M	3M
Asset Management	1,086	1,003	8.2%	-4.5%
Current Account	3,857	3,360	14.8%	0.6%
Lending Operations	1,379	1,408	-2.0%	3.6%
Insurance	3,118	2,798	11.5%	8.0%
Cards	6,232	5,877	6.0%	6.1%
Collections Services	1,515	1,519	-0.3%	-0.1%
Securities Placement, Custody and Brokerage	982	725	35.4%	-29.9%
Other	515	595	-13.5%	2.0%
Total	**18,684**	**17,285**	**8.1%**	**1.5%**

ROBUST RISK CULTURE KEEPS
QUALITY INDICATORS AT GOOD LEVELS

NPL from **15 to 90 days**


5.5%
5.7%
5.8%
5.7%
5.2%
4.2%
4.1%
4.2%
4.1%
3.9%
2.6%
1.8%
1.9%
1.7%
1.9%
Dec/18
Mar/19
Jun/19
Sep/19
Dec/19

NPL over **90 days**


3.9%
3.9%
3.9%
4.1%
4.0%
3.1%
3.1%
3.0%
3.0%
2.9%
1.9%
1.9%
1.8%
1.5%
1.3%
Dec/18
Mar/19
Jun/19
Sep/19
Dec/19

Individuals — Total — Corporate & SMEs

Coverage Ratio over 90 days


201%
181%
209%
Dec/18
Sep/19
Dec/19

PROVISIONS AND COST OF CREDIT

REMAIN UNDER CONTROL

Allowance for loan losses *(R$ million)* **and Cost of credit** *(%)*


3.5%
3.0%
3.2%
3.1%
2.7%
3.3%
3.0%
2,986
2,596
2,826
2,820
2,619
10,860
10,861
3,557
3,042
3,416
3,391
3,221
13,068
13,069
(571)
(446)
(590)
(571)
(602)
(2,208)
(2,208)
4Q18
1Q19
2Q19
3Q19
4Q19
2018
2019
Provisions for Loan Losses
Recovery of Written-Off Loans
Cost of Credit

Santander

RELENTLESS QUEST FOR
OPERATIONAL EFFICIENCY

Expenses *(R$ million)*


3%
8%
5%
5,502
589
4,913
5,102
580
4,522
5,201
594
4,607
5,258
606
4,652
5,678
632
5,046
20,232
2,261
17,970
21,238
2,411
18,827
4Q18
1Q19
2Q19
3Q19
4Q19
2018
2019
General Expenses
Depreciation and Amortization

(R$ milhões)

	2019	2018	12M	3M
General Expenses	18,827	17,970	4.8%	8.5%
Administrative Expenses	9,331	8,605	8.4%	14.5%
Personnel Expenses	9,496	9,365	1.4%	2.7%
Depreciation and Amortization	2,411	2,261	6.6%	4.3%
Total	**21,238**	**20,232**	**5.0%**	**8.0%**

Santander

Efficiency Ratio


40.6%
39.8%
-0.8p.p.
YoY
2018
2019

Recurrence Ratio


85.4%
88.0%
+2.6p.p.
YoY
2018
2019

ROAA


1.7%
1.8%
+0.1p.p.
YoY
2018
2019

ROAE


19.9%
21.3%
+1.5p.p.
YoY
2018
2019

4Q19 RESULTS
HIGHLIGHTS

BALANCE SHEET AT CONFORTABLE LEVELS



BIS Ratio
15.1%
15.0%
12.8%
12.9%
Dec.18
Dec.19
BIS Ratio
CET1



Loans/
Funding from Customers
91.9%
99.5%
Dec.18
Dec.19

We declared dividends

2019 | R$10.8 Bi[1]

5.9%
dividend yield in 2019

Tax credit remeasurement: R$ 2.7Bi

Efficiency fund, extraordinary provisioning and taxes

[1] In 2019, we declared R$ 4.0 billion in Interest on Capital ("IoC") and R$ 6.8 billion in dividends. In 4Q19, we declared R$ 1.0 billion in IoC and R$ 6.8 billion in dividends, which will be paid starting from February 21st, 2020

Santander

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 MACROECONOMIC SCENARIO

4 4Q19 RESULTS HIGHLIGHTS

5 FINAL REMARKS

FINAL REMARKS

UNWAVERING FOCUS ON BEING THE **BEST BANK IN CUSTOMER SATISFACTION,** WITH **PROFITABLE** AND **RESPONSIBLE GROWTH**

Total revenues rise 7% in the year

Active and preventive risk management evidenced by our loan quality indicators

Resolute focus on increasing productivity, reaching our best annual efficiency ratio

Net profit advances 17% in the year

Significant increase in earnings distribution in the year compared to the same period of previous years

ROE 21.3%, +146bps (2019, YoY)

R$ 10.8Bi **+64%** YoY
dividends

SANTANDER ECOSYSTEM

Santander Securities Services
Santander Acionistas
Santander Asset Management
Santander Private Banking
Santander Corporate
Santander Negócios e Empresas
Santander Van Gogh
getnet
Santander Universidades
prospera
FAROL SANTANDER
Santander Select
TEATRO Santander
Santander Corporate & Investment Banking
olé consignado
ben
033 rooftop
PSA GROUPE
sim.
webmotors
BANCO RCI BRASIL
emDia.
ZURICH Santander
ZURICH SANTANDER · INSURANCE AMERICA
loop
Santander Financiamentos
superdigital
Esfera_
AQUANIMA
Hyundai Capital
Santander Auto
universia
Return

APPENDIX

Santander

APPENDIX

P&L *(R$ million)*	2019	2018	Abs.	12M
Net Interest Income	**46,695**	**43,904**	**2,791**	**6.4%**
Allowance for Loan Losses	(10,861)	(10,860)	(1)	0.0%
Net Interest Income After Loan Losses	**35,834**	**33,044**	**2,790**	**8.4%**
Fees	18,684	17,285	1,399	8.1%
General Expenses	(21,238)	(20,232)	(1,006)	5.0%
Personnel Expenses + Profit Sharing	(9,496)	(9,365)	(131)	1.4%
Administrative Expenses	(11,742)	(10,867)	(876)	8.1%
Tax Expenses	(4,189)	(4,056)	(133)	3.3%
Other Income (expenses)	(7,868)	(7,283)	(584)	8.0%
Investments in Affiliates and Subidiaries	44	19	25	134.6%
Non-Operating Income	8	193	(185)	-95.6%
Profit Before Taxes	**21,276**	**18,970**	**2,307**	**12.2%**
Income Tax and Social Contribution Tax	(6,334)	(6,192)	(142)	2.3%
Minority Interest	(392)	(381)	(12)	3.1%
Net Profit	**14,550**	**12,398**	**2,152**	**17.4%**

APPENDIX

P&L *(R$ million)*	**4Q18**	**1Q19**	**2Q19**	**3Q19**	**4Q19**
Net Interest Income	**11,061**	**11,010**	**11,748**	**11,696**	**12,241**
Allowance for Loan Losses	(2,986)	(2,596)	(2,826)	(2,820)	(2,619)
Net Interest Income After Loan Losses	**8,075**	**8,414**	**8,922**	**8,876**	**9,622**
Fees	4,736	4,529	4,623	4,730	4,803
General Expenses	(5,502)	(5,102)	(5,201)	(5,258)	(5,678)
Personnel Expenses + Profit Sharing	(2,403)	(2,335)	(2,328)	(2,385)	(2,449)
Administrative Expenses	(3,100)	(2,767)	(2,873)	(2,873)	(3,229)
Tax Expenses	(1,047)	(1,054)	(1,032)	(995)	(1,108)
Other Income (expenses)	(1,859)	(1,694)	(1,970)	(2,070)	(2,134)
Investments in Affiliates and Subidiaries	5	11	10	13	9
Non-Operating Income	160	0	(112)	19	101
Profit Before Taxes	**4,567**	**5,105**	**5,241**	**5,315**	**5,615**
Income Tax and Social Contribution Tax	(1,038)	(1,529)	(1,518)	(1,520)	(1,766)
Minority Interest	(124)	(91)	(88)	(90)	(123)
Net Profit	**3,405**	**3,485**	**3,635**	**3,705**	**3,726**

APPENDIX

***Balance sheet** – Assets (R$ million)*	**Dec/18**	**Mar/19**	**Jun/19**	**Sep/19**	**Dec/19**
Current and Long-Term Assets	**794,664**	**791,371**	**823,718**	**825,938**	**844,295**
Cash and Cash Equivalents	11,629	9,516	13,336	10,307	9,925
Interbank Investments	56,812	33,632	38,899	36,193	43,367
Securities and Derivative Financial Instruments	194,465	195,477	202,991	213,169	193,455
Interbank Accounts	92,443	91,671	94,850	92,671	89,265
Lending Operations	287,129	292,613	296,699	308,243	331,304
Allowance for Loan Losses	(18,789)	(18,700)	(18,491)	(18,241)	(21,408)
Other Receivables	149,507	165,938	174,531	162,782	174,566
Other Assets	2,680	2,524	2,413	2,573	2,413
Permanent Assets	**11,155**	**12,308**	**12,540**	**12,794**	**13,248**
Investments	338	349	352	366	354
Fixed Assets	6,498	6,578	6,807	6,928	7,181
Intangibles	4,319	5,381	5,381	5,500	5,713
Goodwill net of amortization	662	595	1,789	1,690	1,612
Others	3,658	4,787	3,592	3,810	4,101
Total Assets	**805,819**	**803,679**	**836,258**	**838,733**	**857,543**
Total Assets (Excluding Goodwill)	**805,158**	**803,085**	**834,469**	**837,043**	**855,931**

APPENDIX

Balance Sheet *– Liabilities and Equity*
(R$ million)

	Dec/18	Mar/19	Jun/19	Sep/19	Dec/19
Current and Long-Term Liabilities	**738,241**	**733,343**	**763,765**	**763,053**	**785,789**
Deposits	252,072	252,362	268,256	258,109	272,928
Demand Deposits	18,832	17,940	20,521	22,191	29,108
Savings Deposits	46,068	46,211	46,575	47,341	49,040
Interbank Deposits	3,065	3,110	3,852	3,114	4,299
Time Deposits	184,098	185,096	197,301	185,361	190,344
Other Deposits	9	6	6	102	137
Money Market Funding	131,820	109,291	102,516	122,638	123,941
Funds from Acceptance and Issuance of Securities	82,113	85,847	88,147	89,321	85,963
Interbank Accounts	284	1,934	2,104	3,589	370
Interbranch Accounts	3,466	2,955	3,173	4,258	4,019
Borrowings	32,672	43,919	48,504	53,172	43,125
Domestic On-Lending-Official Institutions	13,267	12,946	12,490	12,255	11,755
Derivative Financial Instruments	18,900	20,742	22,785	20,564	20,623
Other Payables	203,647	203,346	215,790	199,146	223,066
Deferred Income	337	319	280	277	285
Minority Interest	2,007	1,818	1,711	1,719	1,695
Equity	65,234	68,199	70,502	73,683	69,773
Total Liabilities	**805,819**	**803,679**	**836,258**	**838,733**	**857,543**
Equity (Excluding Goodwill)	**64,572**	**67,605**	**68,713**	**71,993**	**68,161**

APPENDIX

***Balance Sheet** – Loan Portfolio (R$ milllion)*	Dec/19	Dec/18	12M	Sep/19	3M
Individuals	**155,338**	**132,565**	**17.2%**	**147,876**	**5.0%**
Leasing / Auto Loans (*)	2,825	2,229	26.7%	2,484	13.7%
Credit Card	34,914	30,892	13.0%	32,320	8.0%
Payroll Loans	42,447	33,782	25.6%	40,593	4.6%
Mortgage	37,219	32,438	14.7%	35,490	4.9%
Agricultural Loans	6,938	6,101	13.7%	6,234	11.3%
Personal Loans / Others	30,995	27,122	14.3%	30,756	0.8%
Consumer Finance	**58,231**	**50,066**	**16.3%**	**55,133**	**5.6%**
Corporate	**138,459**	**122,628**	**12.9%**	**128,592**	**7.7%**
Leasing / Auto Loans	3,863	3,149	22.7%	3,644	6.0%
Real Estate	2,523	4,099	-38.4%	2,737	-7.8%
Trade Finance	35,645	25,806	38.1%	35,502	0.4%
On-Lending	7,456	9,531	-21.8%	7,926	-5.9%
Agricultural Loans	5,978	5,733	4.3%	4,510	32.5%
Working Capital / Others	82,994	74,310	11.7%	74,274	11.7%
Total	**352,028**	**305,260**	**15.3%**	**331,601**	**6.2%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 51,160MM in Dec/19, R$ 48,516MM in Sep/19 and R$ 43,483MM in Dec/18

TURNOVER HAS INCREASED BY 11%

IN THE LAST 12 MONTHS

ACQUIRING		2018	2019	12M
CREDIT	Turnover *(R$ million)*	114,059	126,630	11%
	Transactions *(milions)*	894	1,071	20%
DEBIT	Turnover *(R$ million)*	73,380	80,876	10%
	Transactions *(milions)*	1,245	1,415	14%
TOTAL	**Turnover** *(R$ million)*	**187,440**	**207,505**	**11%**
	Transactions *(milions)*	**2,139**	**2,486**	**16%**


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